SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b)

the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.

(Translation of registrant's name into English)

Tower East Umeda Sky Building

1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan

(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

SEKISUI HOUSE

News Release

Notice regarding the Details of the Allotment of Share Warrants as Stock Compensation-Type Stock Options

June 6, 2008 – Sekisui House, Ltd. ("the Company") announces that it has determined the details of the allotment of share warrants as stock compensation-type stock options in accordance with the resolution of the Board of Directors held on May 15, 2008.
Details are as follows:

1. Name of share warrants

No. 3 share warrants issuance (Stock compensation-type stock options)

2. Total number of share warrants

108 units (1,000 shares per each share warrant)

3. Amount to be paid for share warrants

876,000 yen for each share warrant
(876 yen for each stock)

*** *** ***

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3445 Fax: 06-6440-3369
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House, Ltd.
(Registrant)

June 6, 2008

By: Koji Nakata
Koji Nakata
Chief Manager of Legal Department

END

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331